MOMO INC.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

The People’s Republic of China

September 6, 2016

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Ryan Rohn, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Momo Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”)
Filed on April 25, 2016
File No. 001-36765

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 25, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Momo Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below in bold and followed by the response thereto.

Results of Operations

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Net revenues, page 62

1.	We have reviewed your response to prior comment 2. Please address the following items:

•	Membership subscription - We note your statement in your response that you do not believe that a quantitative disclosure of the average revenue per member would be helpful for investors to understand your business performance or its trend. However, you also state that the significant increase in your membership subscription revenues from 2014 to 2015 was primarily due to the increase in average revenue per member due to the premium membership introduced in June 2015 and, to a lesser extent, to the increase in the number of members. Given this significance, it is unclear why a quantitative disclosure of the average revenue per member would not be useful to readers. Please explain in greater detail how you considered quantifying the material sources, by price and/or volume of the increase in your membership subscription revenues. Tell us how you considered disclosures under Form 20-F Part I. Item 5.A.1 whereby to the extent that the financial statements disclose material changes in net sales or revenues, you should provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Also see Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company proposes to further clarify the disclosure for “Membership subscription” in its future Form 20-F filings as follows:

“2015 compared to 2014. Our membership subscription revenues increased to US$58.5 million in 2015 from US$29.8 million in 2014, primarily driven by the increase in average revenue per member, due to the premium membership introduced in June 2015, and, to a lesser extent, the increase in the number of our members. We offer four basic membership subscription packages, priced at RMB12 (US$2) per month, RMB30 (US$5) per three months, RMB60 (US$9) per six months and RMB108 (US$17) per year, respectively. Additionally, in June 2015, we introduced our four premium membership subscription packages, priced at RMB30 (US$5) per month, RMB88 (US$14) per three months, RMB168 (US$26) per six months and RMB298 (US$46) per year, respectively and representing an increase from the basic membership subscription packages of 150%, 193%, 180% and 176%, respectively. Average revenue per member increased from US$14.5 in 2014 to US$18.3 in 2015. Average revenue per member in a year is calculated by dividing (i) the membership subscription revenues in such year by (ii) (A) the sum of the number of members as of March 31, June 30, September 30 and December 31 of such year (B) divided by 4. During 2014, the number of members generally increased gradually since the beginning of the year to reach 2.9 million as of December 31, 2014. During the first half of 2015, the number of members continued to generally increase and reached a peak of 3.5 million as of June 30, 2015. The number of members then gradually decreased during the second half of 2015 and reached 2.9 million as of 2015. Although the number of members remained similar at 2.9 million as of December 31, 2014 and 2015, more members contributed membership subscription revenues in 2015 as compared with 2014. The growth rate of our number of members has slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to.”

The Company respectfully advises the Staff that because the Company operates a fast-evolving social platform, the Company will continue to evaluate and disclose what the Company considers to be the best indicators of the Company’s operational performance in its future Form 20-F filings, which indicators may be different from those that the Company had disclosed in the past.

•	Mobile games - Your response states that you do not believe that disclosure of paying user numbers will be meaningful for investors to understand the Company’s mobile game revenue growth. However, on page 63, you state that your revenues from mobile games depend on the number of paying users. Please advise as these two statements appear to contradict each other. Further, your current disclosure of the number of games operated does not appear to allow the reader to fully understand the growth in mobile games revenue as some games may not be generating significant revenue. Please explain your consideration of providing the contribution of the factors, whether price and/or volume in quantified terms, for the increase in mobile game revenue year over year. Tell us how you considered disclosures under Form 20-F Part I. Item 5.A.1 whereby to the extent that the financial statements disclose material changes in net sales or revenues, you should provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Also consider Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company proposes to further clarify the disclosure for “Mobile games” in its future Form 20-F filings as follows:

“2015 compared to 2014. Our mobile games revenues increased to US$31.1 million in 2015 from US$11.2 million in 2014, primarily due to the launch of 22 new games in 2015 resulting in more paying users. The number of paying users of our mobile games increased from 0.5 million in 2014 to 1.5 million in 2015, representing a 200% increase.”

The Company respectfully advises the Staff that because the Company operates a fast-evolving social platform, the Company will continue to evaluate and disclose what the Company considers to be the best indicators of the Company’s operational performance in its future Form 20-F filings, which indicators may be different from those that the Company had disclosed in the past.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 10 5731-0567 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jonathan Xiaosong Zhang
Jonathan Xiaosong Zhang Chief Financial Officer

cc:	Yan Tang, Chairman and Chief Executive Officer, Momo Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Frank Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP